06013107

CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

May 1, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 03 2006
WASH. D.C.
213
SECTION

Dear Sirs or Mesdames:

SUPPL

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Q1 Financial Statements of Cunningham Lindsey Group Inc. dated March 31, 2006 filed with Canadian securities' authorities.

Also enclosed are the following documents filed by Lindsey Morden Group Inc. with Canadian securities authorities:

- Q1 Management Discussion and Analysis dated March 31, 2006;
- Form 52-109F2 (CFO) Certification of Interim Filing dated May 1, 2006 and;
- Form 52-109F2 (CEO) Certification of Interim Filing dated May 1, 2006

Please call me at (416) 596-8020 with any questions.

Yours truly,
Cunningham Lindsey Group Inc.

By: ____________________
for Peter Fritze
Corporate Secretary

Enc.
PF/eh

CONSOLIDATED BALANCE SHEETS
($000s)

As at	March 31, 2006	December 31, 2005
	(Unaudited)	
ASSETS		
Current		
Cash	**5,452**	11,680
Accounts receivable, net	**85,321**	78,911
Claims in process	**53,539**	53,108
Prepaid expenses	**5,989**	5,594
Income taxes recoverable	**703**	391
Total current assets	**151,004**	149,684
Property and equipment, net	**13,215**	13,027
Goodwill	**206,908**	205,114
Future income taxes	**2,461**	2,048
Other assets	**7,890**	7,682
	381,478	377,555
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 4)*	**6,266**	1,889
Other loans *(note 5)*	**72,755**	72,755
Accounts payable and accrued liabilities	**60,865**	64,619
Income taxes payable	**3,268**	441
Current portion of long-term debt	**469**	746
Deferred revenue	**21,789**	21,724
Total current liabilities	**165,412**	162,174
Future income taxes	**2,759**	2,735
Long-term debt	**125,320**	125,323
Employee future benefits	**1,947**	1,908
Other liabilities	**7,729**	8,060
Total liabilities	**303,167**	300,200
Shareholders' equity *(note 2)*	**78,311**	77,355
	381,478	377,555

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

For the three months ended March 31	**2006**	2005
Revenue	**103,899**	109,029
Cost and expenses		
Cost of service	**82,119**	80,910
Selling, general and administration	**17,307**	17,259
Interest	**4,485**	4,952
Gain on disposal *(note 8)*	**—**	(2,946)
	103,911	100,175
Earnings before income taxes	**(12)**	8,854
Provision for income taxes	**1,515**	3,642
Net (loss) earnings	**(1,527)**	5,212
Basic and diluted (loss) earnings per share	**(0.07)**	0.37

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

For the three months ended March 31	**2006**	2005
Deficit, beginning of period	**(50,381)**	(59,107)
Net (loss) earnings	**(1,527)**	5,212
Deficit, end of period	**(51,908)**	(53,895)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
($000s)

For the three months ended March 31	**2006**	2005
OPERATING ACTIVITIES		
Net (loss) earnings	**(1,527)**	5,212
Add (deduct) items not affecting cash		
Depreciation	**1,183**	1,350
Future income taxes	**(393)**	(7)
Gain on disposal *(note 8)*	**—**	(2,946)
Others	**30**	81
	(707)	3,690
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(5,119)**	(3,383)
Claims in process	**(10)**	(2,993)
Prepaid expenses	**(567)**	(832)
Income taxes recoverable	**2,600**	2,232
Accounts payable and accrued liabilities	**(3,697)**	(10,766)
Pension and other liabilities	**2**	(367)
Discontinued operations	**—**	45
Cash used in operating activities	**(7,498)**	(12,374)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(702)**	(449)
Business disposals *(note 8)*	**—**	4,194
Purchase of property and equipment	**(1,202)**	(884)
Other assets	**(11)**	2
Discontinued operations	**(1,188)**	(816)
Cash provided by (used in) investing activities	**(3,103)**	2,047
FINANCING ACTIVITIES		
Bank indebtedness	**4,377**	(97)
Cash provided by (used in) financing activities	**4,377**	(97)
Effect of exchange rate changes on cash	**(4)**	(199)
Net increase (decrease) in cash during the period	**(6,228)**	(10,623)
Cash, beginning of period	**11,680**	28,368
Cash, end of period	**5,452**	17,745
SUPPLEMENTAL INFORMATION		
Cash interest paid	**2,620**	3,089
Cash taxes (recovered) paid	**(625)**	1,418

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Cunningham Lindsey Group Inc. (the "Company") should be read in conjunction with our annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2005. In management's opinion they include all disclosures necessary for the fair presentation of our interim results.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**March 31, 2006**	December 31, 2005
	(Unaudited)	
Share capital	**169,763**	169,763
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,587)**	(2,588)
Currency translation adjustment	**(38,257)**	(40,739)
Deficit	**(51,908)**	(50,381)
	78,311	77,355

At March 31, 2006, we have loaned $2,587 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,100 subordinate voting shares of the Company. We intend to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholder's equity.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2006 and 2005

3. SEGMENTED INFORMATION

We operate through our subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended March 31, 2006						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**14,046**	**17,540**	**45,245**	**14,373**	**12,695**	**—**	**103,899**
Operating earnings (loss) [1]	**22**	**1,308**	**2,233**	**92**	**2,383**	**(1,565)**	**4,473**
Interest income (expense)	**11**	**(182)**	**(16)**	**(109)**	**(59)**	**(4,130)**	**(4,485)**
Income tax expense	**—**	**—**	**(797)**	**(28)**	**(684)**	**(6)**	**(1,515)**
Net earnings (loss)	**33**	**1,126**	**1,420**	**(45)**	**1,640**	**(5,701)**	**(1,527)**
Depreciation expense	**72**	**75**	**636**	**206**	**194**	**—**	**1,183**
Property and equipment additions	**23**	**75**	**684**	**106**	**312**	**2**	**1,202**
Goodwill additions	**—**	**—**	**—**	**—**	**20**	**—**	**20**
Goodwill	**7,534**	**15,284**	**157,636**	**20,520**	**5,934**	**—**	**206,908**
Identifiable assets	**26,965**	**38,155**	**224,551**	**40,310**	**45,730**	**5,767**	**381,478**

	For the three months ended March 31, 2005						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	12,997	13,757	49,372	16,480	16,423	—	109,029
Operating earnings (loss) [1]	354	405	4,299	507	7,135	(1,840)	10,860
Interest income (expense)	16	(31)	(5)	(132)	(108)	(4,692)	(4,952)
Gain on disposal	—	—	—	2,946 [2]	—	—	2,946
Income tax expense	(155)	—	(1,174)	(167)	(2,301)	155 [3]	(3,642)
Net earnings (loss)	215	374	3,120	3,154	4,726	(6,377)	5,212
Depreciation expense	90	88	803	197	172	—	1,350
Property and equipment additions	86	29	530	95	144	—	884
Goodwill additions	—	—	—	214	—	—	214
Goodwill	7,534	15,284	177,776	22,355	5,477	—	228,426
Identifiable assets	27,539	34,680	252,236	42,514	44,887	17,257	419,113

The United Kingdom operations has one customer whose revenues represented 14.4% and 14.6% of our consolidated revenues for the three month periods ended March 31, 2006 and 2005, respectively.

[1] Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] The gain on disposal was not taxable.

[3] The Corporate income tax recovery is net of a valuation allowance against tax losses.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
Three months ended March 31, 2006 and 2005

4. BANK INDEBTEDNESS

As at March 31, 2006, the Company and its subsidiaries had demand lines of credit available in the United Kingdom (£6.5 million) and Europe (€4.2 million) totaling $19.1 million, against which it had drawn $6.3 million.

5. OTHER LOANS

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from a lender (the "Lender"). The loan was for an initial term to March 31, 2005, which was extended for two successive six-month periods to March 31, 2006. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities, and to the parent company.

On August 30, 2005, we completed our rights offering for net proceeds, after offering expenses, of $32.2 million, which were used to partially repay the facility from the Lender.

On March 31, 2006, the facility was renewed for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million, which bears interest at a per annum rate equal to the Canadian prime rate in effect from time to time plus 3% for the renewal term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance, which has been paid, and 1.5% of the balance outstanding at the time of the further extension, if any. The facility may be repaid at any time, but is permanently reduced by the amount of the repayment. The company and several of its subsidiaries have guaranteed the loan on an unsecured basis.

6. RELATED PARTY TRANSACTIONS

In connection with the $72.8 million non revolving term facility renewal (see note 5), The Company's parent company has agreed to provide the Company with financing as necessary in order to allow it to meet its liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

The parent company owns greater than 75% of the total number of all of shares outstanding of the Company, which allows it to include the Company's United Kingdom subsidiaries in their consolidated tax return filings in the United Kingdom. For the period ended March 31, 2006, the Company made no tax installment payments to it's parent company related to 2005 (2005 - $0.7 millionrelated to 2004), and received a refund of $1.1 million in respect of tax installments overpaid related to 2005 and 2004 (2005 - $0.1 million related to 2003). The Company paid a further tax installment of $0.6 million to it's parent company in April 2006, related to 2005. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse us for certain costs related to the disposal of the U.S. TPA Business. For the three months ended March 31, 2006, Fairfax has agreed to reimburse us $0.4 million of costs related to the disposal of the U.S. TPA Business. This reimbursement is recorded in other accounts receivable. As at March 31, 2006, $3.2 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this MD&A is to give a narrative explanation of our consolidated financial performance during the first quarter of 2006. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2006 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2005 on pages 10 to 22 of our 2005 Annual Report. Our unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We are a holding company that conducts business through our directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, and, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at April 27, 2006. Additional information about us may be found at our website, www.cunninghamlindsey.com, and in our Annual Information Form filed with Canadian securities regulators on SEDAR which may be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, level of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following: ability to service debt and other commitments, vulnerability of revenue to weather-related claims, foreign currency fluctuations, continued services of key personnel, competitive markets, stability of customer relationships, financial strength of customers, dependency on insurance companies outsourcing claims, changing legislative environments, legal actions, access to cash, uncollectible accounts receivable, accounting estimates, and controlling shareholder influence. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Our Business

Our five principal operating subsidiaries manage a worldwide network of branches in multiple countries. Canada, the United States and the United Kingdom operations operate principally in Canada, the United States and the United Kingdom respectively. Europe carries on business principally in continental Europe while International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers insurance claims services catered to its target market.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and specialty services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claim investigation, and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields, with whom we have developed close working relationships, to provide additional services required in the claims adjusting process. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated to increases and decreases in our revenue. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims of short duration for our United States operations, but result in a small number of large value claims of longer duration for our International operations.

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

	Three months ended March 31	
United Kingdom Pound	**2006**	**2005**
High	2.0661	2.3876
Low	1.9806	2.2607
Average	2.0243	2.3192
Close	2.0299	2.2848

	Three months ended March 31	
United States Dollar	**2006**	**2005**
High	1.1726	1.2566
Low	1.1322	1.1987
Average	1.1547	1.2267
Close	1.1671	1.2096

	Three months ended March 31	
European Monetary Union Euro	**2006**	**2005**
High	1.4189	1.6400
Low	1.3523	1.5671
Average	1.3894	1.6076
Close	1.4169	1.5689

RESULTS OF OPERATIONS

The following table summarizes selected financial information for the three months ended March 31, 2006 and 2005.

For the three months ended March 31	**2006**	2005
(in $000s except per share data (1))		
Revenue		
Canada	**14,046**	12,997
United States	**17,540**	13,757
United Kingdom	**45,245**	49,372
Europe	**14,373**	16,480
International	**12,695**	16,423
	103,899	109,029
Earnings before interest, taxes, depreciation, and amortization (2)		
Canada	**94**	444
United States	**1,383**	493
United Kingdom	**2,869**	5,101
Europe	**298**	704
International	**2,577**	7,307
Corporate	**(1,565)**	(1,840)
	5,656	12,209
Depreciation	**1,183**	1,349
Interest	**4,485**	4,952
Gain on disposal	**—**	(2,946)
Provision for income taxes	**1,515**	3,642
Net earnings (loss)	**(1,527)**	5,212
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share	**(0.07)**	0.37
Total shares outstanding (000)	**22,093**	14,301
Weighted average shares (000)	**21,897**	13,925
Total assets	**381,478**	419,113
Total long-term financial liabilities	**134,996**	139,967

(1) On August 30, 2005, we issued 7,791,712 subordinate voting shares upon completion of a rights offering. As at April 27, 2006, there were 19,919,968 subordinate voting and 2,172,829 multiple voting shares outstanding.

(2) Earnings before interest, taxes, depreciation, and amortization (EBITDA) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

OVERALL PERFORMANCE

Our net loss from continuing operations and our net loss for first quarter 2006 was $1.5 million compared to net earnings of $5.2 million in first quarter 2005. Net earnings for first quarter 2005 include a one-time profit from the sale of Cunningham Lindsey TES BV ("TES") in the amount of $2.9 million.

CL Canada reported increased revenue for first quarter 2006 compared to first quarter 2005, but a reduction in EBITDA primarily due to investments in growing Claims Services and ENVIRONMENTAL SOLUTIONS™ Remediation Services ("ESRS").

CL US reported increased revenue and EBITDA in first quarter 2006 compared to first quarter 2005. This was due to increased claims from new and existing customers, the impact of the 2005 hurricane activity, and control of operating costs.

CL United Kingdom reported reduced revenue and EBITDA for first quarter 2006 compared to first quarter 2005. The reported revenue decrease is a result of the strengthening of the Canadian dollar against the United Kingdom pound. The reduction in EBITDA was primarily a result of the exchange rate movements and the benefit in first quarter 2005 from increased claims activity due to flooding in northwestern England.

CL Europe reported reduced revenue and EBITDA for first quarter 2006 compared to first quarter 2005. The decrease in reported revenue was a result of the strengthening of the Canadian dollar against the European Euro, partially offset by increased revenue in France. The decrease in EBITDA was primarily due to the exchange rate movements and the continued depressed market conditions in the Netherlands. On March 31, 2005 CL Europe completed the sale of TES, a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

CL International reported reduced revenue and EBITDA for first quarter 2006 compared to first quarter 2005. The decreases were a result of the strengthening of the Canadian dollar against the United Kingdom pound, together with an outstanding first quarter 2005 financial performance. The first quarter performance of 2005 was a result of increased claims activity following a number of hurricanes that passed through the Caribbean during the second half of 2004 and, to a lesser extent, the 2004 tsunami in Asia.

Corporate reported reduced operating costs for first quarter 2006 compared to first quarter 2005 primarily due to decreased administration costs.

Our cash flow and financial condition are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

Revenue

Our total revenue from continuing operations for first quarter 2006 was $103.9 million, a decrease of $5.1 million from first quarter 2005 revenue of $109.0 million. The European, International and United Kingdom operations reported decreases in revenue compared to first quarter 2005, which were partially offset by improvements in revenue reported by the Canadian and United States operations.

CL Canada reported first quarter 2006 revenue of $14.0 million, which was a $1.0 million higher than first quarter 2005. The increase in revenue was due to increased claims activity that generated a $0.4 million increase in the claims division and a $0.4 million increase in ESRS. The Echo Call Center revenue increased by $0.3 million in the first quarter of 2006 compared to the first quarter of 2005 due to the addition of new clients.

Revenue in the United States operations was $17.5 million for first quarter 2006, an increase of $3.8 million from first quarter 2005. In local currency, revenue from the United States operations was U.S.$15.2 million for first quarter 2006, an increase of U.S.$4.0 million from first quarter 2005. The increase in revenue was primarily attributable to increased claims activity following hurricanes that hit the United States during the second half of 2005 and expansion of normal claims volumes.

Revenue for first quarter 2006 from the United Kingdom operations was $45.2 million, a decrease of $4.2 million from revenue of $49.4 million in first quarter 2005. The reduction in reported revenue was primarily due to the strengthening of the Canadian dollar against the United Kingdom pound. In local currency, revenue from the United Kingdom operations was £22.4 million for first quarter 2006, an increase of £1.1 million from first quarter 2005. The increase in local currency revenue for the quarter was primarily due to increased claims activity across a number of product lines.

Revenue for the first quarter from the European operations was $14.4 million, a decrease of $2.1 million from first quarter 2005. The reduction in reported revenue was primarily due to the strengthening of the Canadian dollar against the European Euro. In local currency, revenue from the European operations was €10.4 million for first quarter 2006, an increase of €0.1 million from first quarter 2005.

Revenue from the International operations in first quarter 2006 was $12.7 million, a decrease of $3.7 million compared to $16.4 million in first quarter 2005. The strengthening of the Canadian dollar against the United Kingdom pound had a significant impact on the reported revenue. In local currency, revenue from the International operations was £6.3 million for first quarter 2006, a decrease of £0.8 million compared to first quarter 2005. The decrease in local currency results reflects the increased revenue recognized in the first quarter of 2005 as a result of increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, and to a lesser extent, the 2004 tsunami in Asia.

Earnings before Interest, Taxes, Depreciation, and Amortization

The most significant component of operating costs is the cost of compensation and benefits of fee earners that is correlated to revenue increases and decreases.

EBITDA for first quarter 2006 was $5.7 million (5.4% of revenue) as compared to $12.2 million (11.2% of revenue) for first quarter 2005. EBITDA is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense.

The Canadian operations reported nominal EBITDA in the first quarter of 2006 compared to $0.4 million in the same period in 2005. The decrease in EBITDA was due to increased expenses relating to the hiring of new personnel in the claims division to handle increased claims business.

The United States operations reported EBITDA of $1.4 million for first quarter 2006 compared to EBITDA of $0.5 million in first quarter 2005. In local currency, EBITDA was U.S.$1.2 million in first quarter 2006 compared to EBIDTA of U.S.$0.4 million in first quarter 2005. Improved operating results were due to the increased revenue noted above, in combination with control of operating costs.

The United Kingdom EBITDA of $2.9 million for the quarter decreased $2.2 million compared to EBITDA of $5.1 million in first quarter 2005. In local currency, EBITDA of £1.4 million in first quarter 2006 was £0.8 million below first quarter 2005. The decrease in EBITDA was due to negative exchange rate movements as noted above, as well as increased staff costs required to manage the higher claims volumes.

EBITDA for the European operations was $0.3 million, a decrease of $0.4 million from EBITDA of $0.7 million in first quarter 2005. In local currency, EBITDA of €0.2 million in first quarter 2006 decreased €0.3 million compared to first quarter 2005. The decrease in EBITDA reflects the depressed market conditions in the Netherlands and was also impacted to a lesser extent, by write-offs of uncollectibles.

EBITDA for International operations for the first quarter of 2006 was $2.6 million, a decrease of $4.7 million compared to EBITDA of $7.3 million in first quarter 2005. In local currency, EBITDA of £1.3 million in first quarter 2006 decreased £1.9 million compared to EBITDA in first quarter 2005. The decrease in EBITDA was primarily due to the reduction in revenue noted above and negative exchange rate movements..

Corporate EBITDA is from selling, general and administration expenses, excluding depreciation and amortization. Corporate losses for first quarter 2006 were $1.6 million compared to losses of $1.8 million in first quarter 2005. The decrease in corporate losses for the quarter was primarily due to decreased administration expenses.

Net (loss) earnings

Net loss for the quarter was $1.5 million (loss of $0.07 per share) compared to the first quarter 2005 net earnings of $5.2 million ($0.37 per share).

The difference between EBITDA and net earnings (loss) is due to the gain (loss) on disposal, depreciation expense, interest expense, amortization expense, and provision for income taxes.

Depreciation expense for the first quarter of 2006 was $1.2 million compared to $1.4 million for first quarter 2005.

Total interest expense in first quarter 2006 was $4.5 million, $0.5 million lower than interest expense of $5.0 million in first quarter 2005. Total interest expense in first quarter 2006 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.3 million of interest expense in the first quarter consisted of $2.2 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Interest expense in first quarter 2006 was lower than first quarter 2005 due to lower debt levels in 2006 compared to 2005, partially offset by higher interest rates in 2006 compared to 2005.

Gain on disposal of $2.9 million (€1.8 million) in first quarter 2005 relates to the gain on the disposal of TES.

An income tax provision of $1.5 million was recorded for first quarter 2006 compared to $3.6 million for the same period in 2005. Given current operating losses in Corporate, we did not record a tax recovery in respect of Corporate losses incurred in Canada. In addition, tax recoveries were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarters of 2006. The United States operations have available net operating losses of approximately U.S.$50.0 million, representing a potential future tax asset of approximately U.S.$19.0 million.

CASH FLOW

Operating activities

Operating cash flow tends to be lower in the first half of the year due to the impact of the working capital cost of servicing weather-related claims.

Cash used in operating activities from continuing operations was $7.5 million during first quarter 2006 compared to cash used by operating activities of $12.4 million during first quarter 2005. Improved cash flow in first quarter 2006 as compared to first quarter 2005 was mainly due to favorable working capital movements.

For the three months ended March 31	**2006**	2005
($000s)		
Canada	**(547)**	(2,217)
United States	**573**	1,635
United Kingdom	**(1,812)**	(7,389)
Europe	**(1,221)**	(2,039)
International	**616**	1,180
Corporate and financing costs	**(5,106)**	(3,589)
	(7,497)	(12,419)

The improvement in the Canadian cash flow was primarily due to a $1.6 million favourable movement in accounts payable.

The decrease in the United States cash flow was caused by unfavourable changes in working capital, partially offset by an increase of $.8 million earnings.

The $5.6 million increase in cash from operating activities from the United Kingdom operations was mainly due to a $7.3 million favourable change in accounts payable and a $1.8 million favourable movement in claims in process partially offset by unfavourable movements of $2.4 million in accounts receivable and $1.7 million reduction in earnings.

The improvement in European cash flow was due to favourable movements in prepaid expenses, claims in process, and accounts payable; partially offset by an unfavourable movement in accounts receivable of $1.2 million.

The decreased in International cash flow was mainly due to reduced earnings of $3.1 million and a $0.7 million unfavourable change in taxes payable, partially offset by favourable changes in accounts receivable of $2.8 million and claims in process of $0.5 million.

The reduction in cash flow from Corporate was mainly due to unfavourable changes in accounts payable of $1.9 million, accounts receivable of $.4 million, and $.3 million in prepaid expenses, partially offset by reduced operating losses of $1.4 million.

Investing activities

Net investment in property and equipment related to continuing operations was $1.2 million in first quarter 2006 compared to $0.9 million in first quarter 2005. The $0.3 million increase year-over-year was due to additional purchases of equipment in the United Kingdom and International operations.

Cash used in business acquisitions of $0.7 million in first quarter 2006 mainly related to acquiring the remaining shares of a European subsidiary.

Cash provided by business disposals of $4.2 million (€2.6 million) in first quarter 2005 related to net proceeds on disposal of TES.

Cash outflow from discontinued operations was $1.2 million in first quarter 2006 and related to cash payments of accrued liabilities recorded on disposal of the U.S. TPA Business.

QUARTERLY DATA

	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
(in $000s, except share and per share data)				
Revenue				
Canada	**14,046**	13,342	14,056	12,490
United States	**17,540**	20,061	13,528	14,671
United Kingdom	**45,245**	50,165	48,572	50,132
Europe	**14,373**	16,935	14,710	15,996
International	**12,695**	13,461	10,661	14,367
	103,899	113,964	101,527	107,656
Earnings before interest, taxes, depreciation, and amortization				
Canada	**94**	(454)	1,475	(168)
United States	**1,383**	1,310	529	728
United Kingdom	**2,869**	9,358	5,635	4,363
Europe	**298**	(68)	(156)	342
International	**2,577**	745	1,144	3,906
Corporate	**(1,565)**	(2,170)	(2,025)	(1,245)
	5,656	8,721	6,602	7,926
Net earnings (loss) from continuing operations				
Canada	**33**	103	406	(139)
United States	**1,126**	1,066	353	587
United Kingdom	**1,420**	5,865	3,407	2,547
Europe	**(45)**	(390)	(472)	28
International	**1,640**	195	1,216	3,063
Corporate	**(5,701)**	591	(6,393)	(6,167)
	(1,527)	7,430	(1,483)	(81)
Net earnings (loss)	**(1,527)**	7,430	(1,483)	(2,433)
Net earnings (loss) from continuing operations per share	**(0.07)**	0.34	(0.09)	(0.01)
Net earnings (loss) per share	**(0.07)**	0.34	(0.09)	(0.17)
Total shares outstanding (000)	**22,093**	22,093	22,093	14,301
Weighted average shares (000)	**21,897**	21,843	16,587	13,961

QUARTERLY DATA

	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004	Second Quarter 2004
(in $000s, except share and per share data)				
Revenue				
Canada	12,997	12,841	13,949	13,060
United States	13,757	17,529	13,096	12,035
United Kingdom	49,372	51,663	48,975	46,842
Europe	16,480	18,120	16,810	19,110
International	16,423	12,330	12,859	11,082
	109,029	112,483	105,689	102,129
Earnings before interest, taxes, depreciation, and amortization				
Canada	444	1,873	1,583	403
United States	493	674	4,037	3,019
United Kingdom	5,101	6,910	4,434	2,587
Europe	704	1,870	638	2,179
International	7,307	3,491	2,215	1,571
Corporate	(1,840)	(2,835)	806	(2,291)
	12,209	11,983	13,713	7,468
Net earnings (loss) from continuing operations				
Canada	215	338	959	149
United States	374	533	364	(828)
United Kingdom	3,120	4,269	2,757	1,232
Europe	3,154	1,256	102	1,125
International	4,726	2,205	1,407	908
Corporate	(6,377)	(3,787)	(4,221)	(5,737)
	5,212	4,814	1,368	(3,151)
Net earnings (loss)	5,212	4,814	(1,594)	(2,896)
Net earnings (loss) from continuing operations per share	0.37	0.35	0.10	(0.23)
Net earnings (loss) per share	0.37	0.35	(0.11)	(0.21)
Total shares outstanding (000)	14,301	14,301	14,301	14,301
Weighted average shares (000)	13,925	13,908	13,855	13,820

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Operating cash flow

Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. Over the short- and medium-terms, because the majority of our expenses are related to salaries and fixed overhead costs, a significant weather-related event increases accounts receivables and claims in process without an identical increase in accounts payable and thus uses working capital. As the claims associated with a particular weather-related event are closed or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels and cash flow increases.

Claims in process at March 31, 2006 increased by $0.4 million to $53.5 million, compared to December 31, 2005.

Accounts receivable at March 31, 2006 was $85.3 million, an increase of $6.4 million compared to December 31, 2005. This was primarily due to increased activity in the United Kingdom and United States operations, and normal claims cycle fluctuations in International operations.

Goodwill at March 31, 2006 was $206.9 million compared to $205.1 million at December 31, 2005. The increase was primarily from $1.8 million in foreign exchange movements.

Accounts payable and accrued liabilities at March 31, 2006 decreased by $3.8 million compared to December 31, 2005. The decrease in accounts payable and accrued liabilities was primarily due to payment of accrued bonuses.

Credit facilities and indebtedness

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at March 31, 2006 was $199.4 million compared to $189.0 million at December 31, 2005. The increase in net debt was to fund negative operating cash flow.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility, of which approximately $32.2 million was repaid with the proceeds from a rights offering completed on August 30, 2005. On March 31, 2006, we renewed the facility for an initial term to March 31, 2007 with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect from time to time plus 3% for the renewal term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of the further extension, if any. Financial covenants have been amended in certain respects to provide us with additional flexibility and to reflect the capital raised by our 2005 rights offering. The facility has otherwise generally been renewed on the similar terms as the expired facility. The facility may be repaid at any time, but is permanently reduced by the amount of the repayment. Consistent with the expired facility, our main operating companies, their holding companies, and the Company, have guaranteed the obligations of CL Canada under the renewed facility on an unsecured basis.

In connection with the facility renewal, Fairfax Financial Holdings Limited ("Fairfax") has agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension) but only to the extent that money is not otherwise readily available to meet such liabilities and obligations.

As at March 31, 2006, we, and our subsidiaries, had demand lines of credit in the United Kingdom and Europe totaling $19.1 million. Bank indebtedness as at March 31, 2006 was $6.3 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by us.

Bank indebtedness increased by $4.4 million during the quarter and cash of $5.5 million at March 31, 2006 decreased $6.2 million as compared to December 31, 2005. The decrease in cash was primarily due to unfavorable working capital movements. The majority of our positive cash flow typically occurs during the fourth quarter of the fiscal year.

Contractual Obligations

We have contractual obligations to make future payments related to debt and leased premises, automobiles and equipment as follows:

($000s)	Long Term Debt	Lease	Total
2006	746	28,836	29,582
2007	170	24,975	25,145
2008	125,112	17,869	142,981
2009	32	11,965	11,997
2010	9	7,735	7,744
Thereafter	—	23,438	23,438
	126,069	114,818	240,887

Other long-term liabilities comprised employee future benefits and other liabilities. These totaled $1.9 million and $7.7 million, respectively, at March 31, 2006. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly-owned subsidiaries.

Capitalization

Shareholders' equity increased to $78.3 million at March 31, 2006 from $77.4 million at December 31, 2005 due to a positive movement in the currency translation adjustment account of $2.4 million. This increase related to unrealized losses on the translation of the assets and liabilities of our foreign operations due to the strengthening of the United Kingdom pound relative to the Canadian dollar, partially offset by the $1.5 million net loss for the quarter.

Payments from Subsidiaries

As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on inter-company advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on inter-company advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to limitations, including contractual restrictions, the earnings of those subsidiaries and various business and other considerations.

TRANSACTIONS WITH RELATED PARTIES

In connection with the $72.8 million facility renewal, Fairfax has agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During each of 2005, 2004 and 2003, we paid $0.3 million to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax has agreed to reimburse us for certain costs related to the disposal of the U.S. TPA Business, including $4.0 million of severance costs recovered in 2004, and other amounts which depend on the final determination of net obligations for excess office space, the continuing payment of insurance premiums and the final resolution of certain errors and omissions claims and other legal proceedings. As at March 31, 2006, $3.2 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows them to include our United Kingdom subsidiaries in their consolidated tax return filings in the United Kingdom. For the period ended March 31, 2006, we made no tax installment payments to Fairfax related to 2005 (2005 - $0.7 million related to 2004), and received a refund of $1.1 million in respect of tax overpaid related to 2005 and 2004 (2005 - $0.1 million related to 2003). We paid a further tax installment of $0.6 million to Fairfax in April 2006, related to 2005. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

We and Fairfax have agreed to reimburse a customer of the U.S.TPA Business for reasonable costs and expenses incurred, and in some instances the costs of a new third party claims administrator, if the customer decides to transfer files from Broadspire Services Inc., and have also agreed to reimburse the customer for stolen or lost fiduciary monies. We have agreed to indemnify Fairfax for its obligations under these arrangements.

CRITICAL ACCOUNTING ESTIMATES

(i) Goodwill impairment testing

Goodwill represents $206.9 million (54%) of the assets on our consolidated balance sheet as at March 31, 2006. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill. We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations.

As at March 31, 2006 the goodwill in the United Kingdom is $157.6 million, or 76% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2005, our evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The United Kingdom operations expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom operations is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance in actual performance from the business plans could result in a material impairment of a portion of the goodwill book value in future periods.

For purposes of our year end impairment testing, future cash flows of our United Kingdom operation were valued at a range of $175 to $280 million, indicating no impairment. During the first quarter 2006, we did not update our 2005 annual goodwill impairment analysis as there were no events or changes in circumstances arose indicating a possible impairment of goodwill.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a full valuation allowance. The United States operations have available net operating losses of approximately U.S.$50.0 million, representing a potential future tax asset of approximately U.S.$19.0 million. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

(iii) Claims in Process

We record our inventory of claims in process at their estimated realizable value at the period end. The change in estimated realizable value from the prior period is recorded as an increase or decrease to revenue in the current period. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage of-completion basis. The estimated realizable value of claims in process as at March 31, 2006 of $53.5 million, compared to $53.1 million as at December 31, 2005, is primarily calculated based on the number of claims outstanding at the period end, the average revenue per claim for each period and an estimate of the average percentage-of-completion for the claims outstanding at the period end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

File No. 82 – 5143

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 1, 2006.

/s/ "Jan Christiansen"
Jan Christiansen
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 1, 2006.

/s/ "Stephen M. Cottrell"
Stephen M. Cottrell
Vice President and Chief Financial Officer